NEWS RELEASE

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

    RepliCel Life Sciences Inc. (the “Company”)
    Suite 2020 – 401 West Georgia Street
    Vancouver, BC V6B 5A1

Item 2.	Date of Material Change

    May 9, 2014 and May 21, 2014

Item 3.	News Release

    News Releases were disseminated via Marketwire on May 9, 2014 and May 21, 2014.

Item 4.	Summary of Material Change

The Company announced that it closed two tranches of a private placement financing (the “Financing”) pursuant to which it issued 3,717,167 units at a price of CAD$0.75 per unit for gross proceeds of CAD$2,787,875.25 in the first tranche and 737,000 units at a price of CAD$0.75 per unit for gross proceeds of CAD$552,750 in the second tranche.

Each unit issued consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $1.00 per share during the first year and $1.25 per share during the second year.

Item 5.	Full Description of Material Change

5.1          Full Description of Material Change

See attached news releases.

5.2          Disclosure for Restructuring Transactions

    N/A

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

   Not Applicable.

Item 7.	Omitted Information

   Not Applicable.

Item 8.	Executive Officer

   David Hall, President and Director 604.248.8730

Item 9.	Date of Report

   May 9, 2014 and May 21, 2014

NEWS RELEASE

RepliCel Life Sciences Inc. Announces Closing of Brokered and Non-Brokered Private Placement

VANCOUVER, BC – May 9, 2014 - RepliCel Life Sciences Inc. (“RepliCel” or the “Company”) (OTCQB: REPCF) (TSXV: RP) is pleased to announce it has completed the first tranche of its financing announced on March 28, 2014, consisting of total units (each a “Unit”) of 3,717,167 at a price of $0.75 per Unit for total gross proceeds of $2,787,875.25. The financing consisted of a brokered private placement of 2,783,667 Units at a price of $0.75 per Unit for gross proceeds of $2,087,750.25 (the “Brokered Financing Portion”) and a non-brokered private placement of 933,500 Units at a price of $0.75 per Unit for gross proceeds of $700,125.00 (the “Non-Brokered Financing Portion”). Each Unit consists of one common share of the Company (each, a “Share”) and one Share purchase warrant, which will entitle the holder to purchase one additional Share for a period of two years from the closing of the private placement at a price of $1.00 per Share during the first year and $1.25 per Share during the second year.

Wolverton Securities Ltd. (the “Agent”) acted as the agent with respect to the Brokered Financing Portion. The Agent and members of the selling group also received warrants (the “Agent’s Warrants”) to purchase an aggregate of 222,693 Shares of the Company at a price of $0.75 per share for a period of 24 months and received a cash commission of $167,020. The Agent also received a corporate finance fee of $25,000 and a member of the selling group received an additional fee of $26,000. In connection with the Non-Brokered Financing, the Company issued warrants to purchase an aggregate of 31,880 Shares on the same terms as the Agent’s Warrants and paid a finder’s fee of $56,010 to four finders.

All securities issued in the financing will be subject to a statutory hold period expiring four months and one day after closing of the financing. None of the securities issued in the financing have been registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

About RepliCel Life Sciences
RepliCel is a clinical stage biopharmaceutical company focused on developing autologous cell therapies that treat functional cellular deficits. RepliCel Tendon-01 (RCT-01) is a cell therapy for the treatment of chronic tendon injuries. RepliCel Hair-01 (RCH-01) is a cellular treatment for androgenetic alopecia (pattern baldness). Shiseido Company, Limited has an exclusive geographic license for RCH-01 in certain Asian countries including Japan, China and South Korea. Both product candidates are based on RepliCel’s innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles to address specific cellular deficits. For additional information please visit www.replicel.com.

COMPANY CONTACT:

David M. Hall, Chief Executive Officer
Tammey George, Director of Communications
RepliCel Life Sciences
604-248-8696
tg@replicel.com

INVESTOR CONTACTS:

Westwicke Partners, LLC
Robert H. Uhl
Managing Director
(858) 356-5932
robert.uhl@westwicke.com

Neither the TSX Venture Exchange Inc. nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange Inc.) accepts responsibility for the adequacy or accuracy of this press release.

This press release contains forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of RepliCel. There are numerous risks and uncertainties that could cause actual results and RepliCel’s plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) adverse market conditions; (ii) the inability of RepliCel to complete the private placement at all or on the terms announced; or (iii) the TSX Venture Exchange not approving further private placements. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, RepliCel does not intend to update these forward-looking statements.

NEWS RELEASE

RepliCel Life Sciences Inc. Announces Closing of Second Tranche of Private Placement

VANCOUVER, BC – May 21, 2014 – RepliCel Life Sciences Inc. (“RepliCel” or the “Company”) (OTCQB: REPCF) (TSXV: RP) is pleased to announce it has completed the second tranche of its financing announced on March 28, 2014, which consisted of a non-brokered private placement of 737,000 units (each a “Unit”) at a price of $0.75 per Unit for gross proceeds of $552,750 (the “Offering”). The total gross proceeds received to date for this offering is $3,340,625.25 as the Company announced on May 9, 2014 that it raised $2,787,875.25 in a brokered and non-brokered private placement financing. Each Unit consists of one common share of the Company (each, a “Share”) and one Share purchase warrant, which will entitle the holder to purchase one additional Share for a period of two years from the closing of the private placement at a price of $1.00 per Share during the first year and $1.25 per Share during the second year.

In connection with the Offering, the Company issued finder’s warrants to purchase an aggregate of 58,960 Shares at a price of $0.75 per Share for a period of 24 months and paid a finder’s fee of $44,220 to one finder.

All securities issued in the financing will be subject to a statutory hold period expiring four months and one day after closing of the financing. None of the securities issued in the financing have been registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

About RepliCel Life Sciences
RepliCel is a clinical stage biopharmaceutical company focused on developing autologous cell therapies that treat functional cellular deficits. RepliCel Tendon-01 (RCT-01) is a cell therapy for the treatment of chronic tendon injuries. RepliCel Hair-01 (RCH-01) is a cellular treatment for androgenetic alopecia (pattern baldness). Shiseido Company, Limited has an exclusive geographic license for RCH-01 in certain Asian countries including Japan, China and South Korea. Both product candidates are based on RepliCel’s innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles to address specific cellular deficits. For additional information please visit www.replicel.com.

COMPANY CONTACT:

David M. Hall, Chief Executive Officer
Tammey George, Director of Communications
RepliCel Life Sciences
604-248-8696
tg@replicel.com

INVESTOR CONTACTS:

Westwicke Partners, LLC
Robert H. Uhl
Managing Director
858-356-5932
robert.uhl@westwicke.com

Neither the TSX Venture Exchange Inc. nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange Inc.) accepts responsibility for the adequacy or accuracy of this press release.

This press release contains forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of RepliCel. There are numerous risks and uncertainties that could cause actual results and RepliCel’s plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) adverse market conditions; (ii) the inability of RepliCel to complete the private placement at all or on the terms announced; or (iii) the TSX Venture Exchange not approving further private placements. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, RepliCel does not intend to update these forward-looking statements.

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